

July 28, 2014

Via E-mail
Yuxiang Wu
Chief Financial Officer
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

> **Re:** **Yanzhou Coal Mining Company Limited**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 29, 2014**
> **Response dated July 22, 2014**
> **File No. 001-14714**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 71
Results of Operations, page 74
Year Ended December 31, 2013 Compared with Year Ended December 31, 2012, page 74
Income tax gain, page 76

1.   Your proposed disclosure in response to prior comment 3 does not appear to fully explain the significant changes in your effective income tax rate between the reported periods. Please further expand your proposed disclosure to describe the causal factors of the changes in effective income tax rate between the two periods. If there are multiple factors that are responsible for the changes, please quantify the effect for each individual

factor that you have identified, if practicable. Your revised disclosure should fully explain the changes in effective income tax rate between periods.

Item 18. Financial Statements
Notes to the Consolidated Finacial Statements, page F-9
Note 35. Borrowings, page F-79

2.   We note your response to prior comment 4. Please further expand your proposed disclosure in Note 35(ii) to include the actual ratios/amounts for each debt covenant that was granted a waiver. Please also disclose how these actual covenant ratios/amounts are computed by reconciling them to IFRS amounts presented in your financial statements. Please provide us your proposed disclosure.

3.   In your response to prior comment 4, you indicate the waivers granted will defer the initial test date of the financial covenants to June 30, 2014, which is six months after your December 31, 2013 year end. Please tell us the amount of debt covered by these waivers that was classified as a non-current liability on your December 31, 2013 balance sheet. In addition, please tell us how you considered the guidance in IAS 1.75, requiring the lender to provide a period of grace ending at least twelve months after the reporting period, in concluding this debt was appropriately classified as non-current at December 31, 2013. Please also refer to paragraphs BC47 and BC48 of the Basis for Conclusions on IAS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining